November 6, 2019

Jorge Newbery
President and Chief Executive Officer
AHP Servicing LLC
440 S. LaSalle Street, Suite 1110
Chicago, Illinois 60605

       Re: AHP Servicing LLC
           Post-Qualification Amendment No. 1 to Offering Statement Qualified on
           November 5, 2018
           Filed October 10, 2019
           File No. 024-10899

Dear Mr. Newbery:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 to Offering Statement Qualified on November 5, 2018

General

1. Please identify your chief financial and principal accounting officers, and have them sign the offering statement. See Instructions to Signatures of Form 1-A. Joint Venture Financing Model, page 17

2. Please revise to clarify whether the other investor may be an affiliate and advise us whether you will file the JV agreement as an exhibit.
Limited Right of Liquidity, page 25

3. Please revise to summarize the extent to which repurchases have been conducted.
 Jorge Newbery
FirstName LastNameJorge Newbery
AHP Servicing LLC
Comapany 6, 2019
November NameAHP Servicing LLC
November 6, 2019 Page 2
Page 2
FirstName LastName
Management Discussion, page 39

4. We note revenues are provided as of August 31, 2019 but net operating loss is provided as of June 30, 2019. Please provide the loss figure as of August 31, 2019. Please also separately quantify the material components of the losses which you currently state were incurred "principally by front-loaded personnel costs."
5. Please provide further clarification of the loans and servicing during the time period discussed. For example, clarify the extent to which your loans and servicing fees relate to loans held by you or third parties, loans that are federally insured, and loans that have transitioned from delinquent status due to, for example, modification. It is unclear what percentage of your asset management operations are generated from third parties, affiliated entities or the "17 servicing clients." Please also further clarify the components of your $2.5 million of revenues as they relate to the 6 sources identified on page 12.
Financial Statements, page 46

6. Please tell us why you have not provided the comparable prior period financial statements required by Part F/S of the instructions to Form 1-A for either the audited annual period or unaudited interim period. Reference is made to Part F/S (b)(4) and
(b)(5) of the
         instructions to Form 1-A.
Exhibits

7. This post qualification amendment includes as an exhibit the second amended LLC agreement. The last amendment of the 2018 1-A included the third amended LLC agreement as an exhibit. The third amended LLC agreement included statements that the limitation of liability and waiver of jury trial provisions (Sections
6.2.1 and 14.4) did not
         apply to claims arising under the U.S. federal securities laws, which in your September
         17, 2018 response letter you agreed to include. Please replace as an exhibit the second amended LLC agreement with the third amended LLC agreement or advise. We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Jorge Newbery
AHP Servicing LLC
November 6, 2019
Page 3



       Please contact Ronald E. (Ron) Alper at 202-551-3329 or James Lopez at 202-551-3536
with any other questions.



                                                        Sincerely,
FirstName LastNameJorge Newbery
                                                        Division of Corporation
Finance
Comapany NameAHP Servicing LLC
                                                        Office of Real Estate &
Construction
November 6, 2019 Page 3
cc:       Markley S. Roderick
FirstName LastName